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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO._______)*



                               AgriBioTech, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 par value
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                  008494-10-6
                   -----------------------------------------
                                 (CUSIP Number)

John M. Liviakis, 2118 "P" St., Suite C, Sacramento, CA 95816, (916) 448-6084
- --------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 6, 1996
                       ----------------------------------
                         (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- ------------------------                                  --------------------
 CUSIP NO. 008494-10-6               SCHEDULE 13D          PAGE 2 OF 35 PAGES
- ------------------------                                  --------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Liviakis Financial Communications, Inc.
      68-0311399
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of California

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,125,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,125,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,125,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [X]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!               2 of 7
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
  CUSIP NO. 008494-10-6            SCHEDULE 13D            PAGE 3 OF 35 PAGES
- -----------------------                                  ---------------------


- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John M. Liviakis
      ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,125,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,125,000

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,125,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [X]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!               2 of 7
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
  CUSIP NO. 008494-10-6             SCHEDULE 13D          PAGE 4 OF 35 PAGES
- -----------------------                                  ---------------------


- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Renee A. Liviakis
      ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,125,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,125,000

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,125,000

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [X]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!               2 of 7
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------                                  ---------------------
  CUSIP NO. 008494-10-6           SCHEDULE 13D             PAGE 5 OF 35 PAGES
- -----------------------                                  ---------------------


- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert B. Prag
      ###-##-####
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      PF, 00
- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            394,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,125,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             394,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,125,000

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,519,500

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                         [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.8%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!               2 of 7
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is common stock. $.001 par value (the "Common Stock"), issued by AgriBioTech, Inc., a Nevada corporation (the "Corporation"). The principal offices of the Corporation are located at 2700 Sunset Road, Suite C-25, Las Vegas, Nevada 89120.

2.   IDENTITY AND BACKGROUND.

     This statement is filed by Liviakis Financial Communications, Inc., a California corporation ("LFC"), John M. Liviakis ("JML"), Renee A. Liviakis ("RAL") and Robert B. Prag ("RBP"). LFC's principal business is as a consultant in the areas of investor communications, financial and investor public relations and corporate finance. LFC's principal business and principal office address is 2118 "P" Street, Suite C, Sacramento, California 95816.

     LFC's President is JML, its Senior Vice President is RBP, and its Treasurer, Chief Financial Officer and Secretary is RAL. JML, RAL and RBP are the only executive officers of LFC. The activities associated with these positions constitute the principal occupation and employment of JML, RBP and RAL. JML, RBP and RAL are LFC's only directors, and JML and RAL are its sole stockholders. JML, RBP and RAL are citizens of the United States, and their business address is LFC's principal business address listed above.

     During the last five years, none of LFC, JML, RBP and RAL has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject such person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Schedule 13D is being filed to report 1,125,000 shares of the Corporation's Common Stock which LFC may first acquire on July 5, 1996 pursuant to a Non-Qualified Stock Option Agreement dated as of January 5, 1996 by and between the Corporation and LFC (the "LFC Stock Option"), and 19,500 shares of the Corporation's Common Stock owned by RBP and 375,000 shares of the Corporation's Common Stock which RBP may first acquire on July 5, 1996 pursuant to a Non-Qualified Stock Option Agreement dated as of January 5, 1996 by and between the Corporation and RBP (the "RBP Stock Option" and collectively with the LFC Stock Option, the "Stock Options"). The Stock Options also permit LFC to acquire an additional 375,000 shares of Common Stock and RBP to acquire an additional 125,000 shares of Common Stock commencing July 5, 1997. Pursuant to the Stock Options, LFC and RBP may purchase shares of Common Stock at $1.81 per share through January 4, 2001.

     To the extent LFC exercises the LFC Stock Option, it presently intends to utilize its working capital. To the extent RBP exercises the RBP Stock Option, he presently intends to utilize his personal funds. Copies of the LFC Stock Option and the RBP Stock Option are attached hereto as Exhibits "10.1" and "10.2", respectively.


4.   PURPOSE OF TRANSACTION.

     The Option Agreements were entered into pursuant to a Consulting Agreement effective as of January 5, 1996 by and between the Corporation and LFC (the "Consulting Agreement"), in consideration for consulting services to be performed by LFC for the Corporation. A copy of the Consulting Agreement is attached hereto as Exhibit "10.3".

     To the extent LFC and RBP exercise the Stock Options, each presently intends to acquire and hold the shares of Common Stock so purchased for investment purposes. RBP holds the 19,500 shares of Common Stock presently owned by him for investment purposes. LFC, JML, RAL and RBP may also acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

     LFC, JML, RAL and RBP have no plans or proposals which relate to or would result in: any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Corporation or any subsidiary of the Corporation; the sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the Corporation's present Board of Directors or management; any material change in the present capitalization or dividend policy of the Corporation; any material change in the Corporation's business or corporate structure; any changes in the Corporation's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; a class of securities of the Corporation being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any similar action.

5.   INTEREST IN SECURITIES OF THE ISSUER.

     Pursuant to the LFC Stock Option, LFC has the right to purchase up to 1,125,000 shares of Common Stock from the Corporation from July 5, 1996 through January 4, 2001 at an exercise price of $1.81 per share of Common Stock and the right to purchase up to an additional 375,000 shares of Common Stock from the Corporation from July 5, 1997 through January 4, 2001 at an exercise price of $1.81 per share of Common Stock. As the directors of LFC, JML, RAL and RBP share the power to direct the vote or disposition of any shares of the Common Stock of the Corporation acquired by LFC pursuant to the LFC Stock Option or otherwise.

     Pursuant to the RBP Stock Option, RBP has the right to purchase up to 375,000 shares of Common Stock from the Corporation from July 5, 1996 through January 4, 2001 at an exercise price of $1.81 per share of Common Stock and the right to purchase up to an additional 125,000 shares of Common Stock from the Corporation from July 5, 1997 through January 4, 2001 at an exercise price of $1.81 per share of Common Stock. RBP has the sole power to direct the vote or disposition of any shares of the Common Stock of the Corporation acquired by RBP pursuant to the RBP Stock Option or otherwise as well as the 19,500 shares of Common Stock presently owned by RBP. LFC, JML and RAL disclaim any beneficial ownership of shares of Common Stock presently owned by RBP or which may be acquired by RBP pursuant to the RBP Stock Option.

     The 1,125,000 shares of Common Stock that LFC has the right to acquire within sixty days of the date hereof, and as to which JML, RAL and RBP as officers and directors of LFC would have shared power to direct the vote or disposition, represents approximately 12.9% of that class of securities. The 394,500 shares of Common Stock that RBP presently owns or has the right to acquire within sixty days of the date hereof, and as to which RBP has or would have the sole power to direct the vote or disposition, represents approximately 5.0% of that class of securities. The 1,519,500 shares of Common Stock which RBP presently owns or as to which, if acquired through exercise of the Stock Options, RBP would have either sole or shared power to direct the vote or disposition represent approximately 16.7% of that class of securities. In each case, the calculation of the percentage of the class of Common Stock is based on the Corporation's advice to LFC that, as of the most recent practicable date, 7,567,200 shares of Common Stock were outstanding.

     During the past sixty days, RAL has not engaged in any transactions in Common Stock. During the past sixty days, LFC, JML and RBP have engaged in the following transactions in Common Stock in brokers' transactions on the Nasdaq SmallCap Market:

          A.  On April 30, 1996, RBP purchased 5,000 shares for $20,625.00.

          B.  On April 16, 1996, JML sold 15,000 shares for $65,531.25.

          C.  On April 16, 1996, LFC sold 6,000 shares for $25,000.00.

          D.  On April 15, 1996, LFC sold 4,000 shares for $16,000.00.

          E.  On April 12, 1996, LFC sold 4,000 shares for $15,625.00.

          F.  On April 11, 1996, LFC sold 4,000 shares for $15,625.00

          G.  On April 10, 1996, LFC sold 4,000 shares for $16,000.00.

          H.  On April 9, 1996, LFC sold 2,000 shares for $8,000.00.

          I.  On March 29, 1996, JML purchased 15,000 shares for $49,000.50.

          J.  On March 18, 1996, LFC sold 2,000 shares for $7,000.00.

          K.  On March 15, 1996, LFC sold 6,000 shares for $21,625.00.

          L.  On March 14, 1996, LFC sold 4,000 shares for $14,875.00.

          M.  On March 13, 1996, LFC sold 4,000 shares for $15,000.00.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Corporation entered into the Stock Option Agreements with LFC and RBP in consideration for consulting services to be performed by LFC pursuant to the Consulting Agreement from January 5, 1996 through July 4, 1997. In the Option Agreements, the Corporation grants to LFC and RBP certain rights to have shares of Common Stock purchased pursuant to the Stock Option Agreements registered under the Securities Act of 1933, as amended.

     Except for the Consulting Agreement and the Stock Options, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 above and any person with respect to any securities of the Corporation.

7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 10.1 - Non-Qualified Stock Option Agreement dated as of January 5, 1996 by and between the Corporation and LFC.

     Exhibit 10.2 - Non-Qualified Stock Option Agreement dated as of January 5, 1996 by and between the Corporation and RBP.

     Exhibit 10.3 - Consulting Agreement, dated effective as of January 5, 1996, by and between the Corporation and LFC.

     Exhibit 10.4 - Agreement of LFC, JML, RAL and RBP pursuant to Rule
13d-1(f).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 10, 1996              LIVIAKIS FINANCIAL COMMUNICATIONS, INC.


                                  By: /s/ John M. Liviakis
                                      -------------------------------
                                          John M. Liviakis, President


                                      /s/ John M. Liviakis
                                      -------------------------------
                                          John M. Liviakis


                                      /s/ Renee A. Liviakis
                                      -------------------------------
                                          Renee A. Liviakis


                                      /s/ Robert B. Prag
                                      -------------------------------
                                          Robert B. Prag